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Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com

November 1, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jennifer Angelini
Mr. Perry Hindin
Ms. Effie Simpson
Mr. Martin James

Re:	Credo Technology Group Holding Ltd Amendment No. 2 to Draft Registration Statement on Form S-1 (CIK No. 0001807794) Submitted October 15, 2021
Ladies and Gentlemen:
On behalf of our client, Credo Technology Group Holding Ltd (the “Company”), we are submitting this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 27, 2021 (the “Comment Letter”) relating to Amendment No. 2 to the draft registration statement on Form S-1 of the Company, confidentially submitted on October 15, 2021 (the “Draft Registration Statement”). The Company is concurrently submitting a revised draft registration statement on Form S-1 (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comment and to provide further updates to the disclosure. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement.
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We are responding to the comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics the comments numbered 1 through 5, as set forth in the Comment Letter, together with the Company’s responses. Page references in the Company’s response are to the Revised Draft Registration Statement.

Cover Page

1.    Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date.
Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of the Revised Draft Registration Statement.
Prospectus Summary
Our Competitive Strengths, page 3
2.    Please revise the sentence, "We are engaged with five of the top seven hyperscalers ...," to clarify the nature of these relationships; i.e., whether they are legally enforceable contractual relationships or less formal working arrangements. Please clearly describe each party's respective rights and obligations, if material. Please make conforming changes to the reference to "our more than 20 IP engagements" on page 104.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 22, 106 and 119 of the Revised Draft Registration Statement.
Risk Factors & Recent Regulatory Developments, page 5
3.     We note your response to prior comment 1. Please further revise your prospectus summary and related risk factors to acknowledge that the risks described could cause the value of your securities to significantly decline or become worthless and could significantly limit or completely hinder your ability to offer or continue to offer securities to investors. If you disagree with this disclosure, please provide your analysis.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 10 and 40-41 of the Revised Draft Registration Statement. The Company respectfully submits to the Staff that, while it has updated the disclosure to note that PRC government oversight over the Company’s subsidiaries could cause the value of the Company’s securities to significantly decline and could significantly limit the Company’s ability to offer or continue to offer securities to investors, the Company does not believe that such oversight could result in the Company’s securities becoming worthless or completely hinder the Company’s ability to offer securities to investors. All of the Company’s intellectual property is owned by its Cayman Islands subsidiary, its revenue is generated primarily from customers located outside of the PRC and Hong Kong, its assets are primarily located outside of the PRC and Hong Kong and, while it would cause disruption, the Company could restructure such that it operated entirely outside the jurisdiction of the PRC government in the event that the PRC government’s oversight or influence become unduly burdensome. Accordingly, the Company believes that it would be misleading to investors to state that PRC government oversight or influence could render their investment completely worthless and/or completely hinder the Company’s ability to offer securities to investors.
Holding Company Structure, page 6
4.    We note your response to prior comment 3. Please revise your disclosure to indicate (by parenthetical or otherwise) that the long-lived assets located in Taiwan are owned by your Cayman Islands subsidiary in order to resolve the apparent inconsistency between the two statements regarding assets.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Revised Draft Registration Statement.

General
5.    We have reviewed the investor presentations supplementally provided to us in response to prior comment 6. Please revise your prospectus to disclose the projections related to your financial results that are included within your investor presentations. Please also disclose the material estimates and assumptions underlying these financial projections.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s fiscal year 2021 ended on April 30, 2021, and all of the Company’s financial results disclosed in the investor presentations are actual financial results for historic financial reporting periods that do not include financial projections.
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We hope the foregoing answer is responsive to your comments. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg
Via EDGAR and courier

cc:	William Brennan (Credo Technology Group Holding Ltd)
Daniel Fleming (Credo Technology Group Holding Ltd)
Adam Thorngate-Gottlund (Credo Technology Group Holding Ltd)
John L. Savva (Sullivan & Cromwell LLP)
Jason Bassetti (Davis Polk & Wardwell LLP)
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